

June 8, 2017

Ton Logtenberg
Chief Executive Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

     Re: Merus N.V.
          Registration Statement on Form F-3
          Filed June 1, 2017
          File No. 333-218432

Dear Mr. Logtenberg:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare & Insurance